Mail Stop 0306

March 29, 2005


By U.S. Mail and facsimile to (925) 245-3510


Mr. Robert R. Strickland
Chief Financial Officer
Adept Technology, Inc.
3011 Triad Drive
Livermore, CA 94550

	RE:	Adept Technology, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the quarter ended October 2, 2004
		Form 10-Q for the quarter ended January 1, 2005
      File No. 000-27122

Dear Mr. Strickland:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended June 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 16

Critical Accounting Policies and Estimates - Page 17

1. Critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie your key accounting policies. That information should generally expand upon and not merely repeat basic accounting policies. We see that the revenue discussion is mostly factual. Please expand that item to more specifically identify and describe the nature and extent of complex estimates and subjective judgments associated with your revenue practices, including discussion about the susceptibility of those estimates and judgments to change. That disclosure should also describe the factors you consider in evaluating the significance of subjective matters in determining the amounts and timing of revenue.
Apply in future filings. Refer to FR-60 and Exchange Act release
34-
48960 for further guidance.

Results of Operations

      Net Revenues - Page 21
2. Where significant, please quantify the impact of changes in exchange rates on reported revenues and expenses. Apply in future filings.

Item 9A. Controls and Procedures - Page 47
3. We note your statement that "the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." You should delete the referenced sentence. Alternatively, you should expand to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officers concluded that disclosure controls and procedures are effective at that reasonable assurance level. Refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm. Apply in future filings, including quarterly filings.




Financial Statements

Consolidated Statements of Operations - Page 57
4. We see from your business and MD&A discussions that you have revenues from services provided to your customers and royalties from licenses. Tell us how your income statement considers the formatting guidance from Rules 5-03(b)(1) and 5-03(b)(2) to Regulation S-X.

Note 1: Summary of Significant Accounting Policies

Revenue Recognition - Page 63
5. We see the general criteria you apply for product revenue recognition purposes. Tell us more about the terms and conditions of transactions with systems integrators. Show us how you apply the disclosed criteria for transactions with those entities and demonstrate to us that your revenue practices are appropriate for transactions with those parties. We are particularly interested in considerations that drive the timing of revenue. Your supplemental response should be detailed and specific.
6. We see the complexity of the products you provide. Tell us about post shipment obligations (training, installation, etc...) and acceptance protocols associated with product sales. Tell us how you consider these matters in determining the timing of revenue. Unless insignificant, you should present disclosure about these matters in future filings.
7. As a related matter, you indicate that you generally do not have multiple element arrangements. In light of the apparent complexity of your products, tell us more about the terms of product sales and explain the bases for that assertion. The supplemental response should explain how you have considered the requirements of EITF 00-
21. Please be detailed and specific.
8. Tell us about return policies and practices, including how your policies are considered in determining the timing of revenue. As relevant, tell us how your revenue practices consider the requirements of FAS 48.
9. For software revenue purposes, tell us more about how you evaluate the criteria from SOP 97-2, as amended. For instance, describe the nature and extent of post contract support generally associated with your license arrangements and describe the criteria you evaluate in assessing whether that post shipment support is significant. Describe your practices when that support is deemed significant. How are upgrade or enhancement rights considered in your practices? Do you apply multiple-element accounting for software transactions? If not, why not; and, if so, how do you apply the multiple-element method? The supplemental narrative should show us that your application of the SOP in accounting for software sales is appropriate in your circumstances.
10. For software to be installed by the customer you disclose that revenue is recognized at shipment if functionality has been previously established and if there are no customizations that cause substantial acceptance risk. Tell us more about how you apply that policy. How do you determine whether acceptance risk is "substantial?" What accounting is applied when these criteria are not achieved?
11. Unless insignificant, please make disclosure about the nature and extent of vendor sales consideration as described in EITF 01-09. Make disclosure about how you estimate discounts and incentives, including how amounts are reported in the financial statements. Apply in future filings.

Note 5 - Goodwill and Other Intangible Assets- Page 70
12. In light of your recent losses and accumulated deficit, please make more specific disclosure about how you perform the annual goodwill impairment testing. Make disclosure about the method and to the extent important to an understanding of the method, significant assumptions, and clarify why you believe goodwill is recoverable. Also make disclosure about the nature and extent of subjective estimates associated with that process. For instance, evaluations are often based on projected cash flows that are inherently uncertain. Apply in future filings.

Note 13 - Segment Information - Page 79
13. Disclosure of long-lived assets by geographic area under SFAS
131
should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication
"Segment Information: Guidance on Applying Statement 131." Apply in future filings.

Form 10-Q for the quarter ended January 1, 2005

Item 4. Controls and Procedures - Page 35
14. In a supplemental response, provide us a more specific description of the material weakness and the related error. Tell us how FAS 52 was not properly applied and quantify the related adjustment. Tell us what you did to ensure that there are not similar errors in prior periods. Also more specifically describe what you did to mitigate the material weakness. That is, describe more specifically how you altered internal controls for this matter. Future filings should present a more detailed description of the weakness, including identification and description of the aspects of
FAS 52 that were not properly applied.




*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch
Chief , at (202) 942-1791 with any other concerns.



							Sincerely,


							Gary Todd
							Review Accountant
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Mr. Robert R. Strickland
Adept Technology, Inc.
March 29, 2005
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